Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533-5075	Fax: 604.533-5065

For Immediate Release

BALATON ANNOUNCES SIGNING OF OPTIONS RIGHT
AGREEMENT ON VOISEY’S BAY WEST PROPERTY, LABRADOR

Langley, B.C., July 27, 2010 – BALATON POWER INC. (OTCBB:BPWRF ) (“Balaton” or the “Company”). The Company is pleased to announce that it has entered into an agreement dated July 27, 2010 (the “Purchase of Options Right Agreement”) with JAL Exploration Inc. (“JAL”) pursuant to which the Company has purchased the right (the “Right”) to enter into a subsequent option agreement (the “Option Agreement”) and obtain two property options (the “Options”) relating to three mineral rights licences comprising 200 claims and approximately 5,000 hectares located on the east coast of northern Labrador, Canada known as the Voisey’s Bay West Property(the “Property”).

The Right

The Right, if exercised by the Company, allows the Company the opportunity to enter into the Option Agreement, with the Option Agreement providing the Company options to acquire up to an undivided 80% interest in the Property, subject to a 2% NSR. The Company is to pay the purchase price for the Right by:

1.	paying US$30,000 at the signing of the Purchase of Options Right Agreement, or by no later than July 27, 2010 (which payment has been made);
2.	issuing 3,000,000 common shares of the Company (the “Shares”) by July 30, 2010;
3.	paying US$30,000 by August 15, 2010;
4.	paying US$40,000 by August 31, 2010;
5.	spending no less than US$150,000 in exploration expenditures on the Property by December 31, 2010;
6.	causing to be prepared a National Instrument 43-101 compliant technical report for the Property by January 31, 2011; and
7.	reimbursing JAL for its expenses incurred in the application for the approval of the 2010 work program.

At any time after the completion of the purchase of the Right described above, which purchase is a firm commitment, but by no later than February 28, 2011, the Company may elect to exercise the Right and thereby enter into the Option Agreement with JAL for a further payment of US$25,000.

The Options

If the Company elects to exercise the Right and thereby enter into the Option Agreement, pursuant to the terms of the Option Agreement, the Company may acquire up to an 80% in the Property, subject to a 2% NSR, in up to two phases. In phase one (the “First Option”), the Company will acquire a 55% interest in the Property by, among other things:

1.	upon entering into the Option Agreement, but by no later than February 28, 2011, issuing 3,000,000 Shares;
2.	paying a total of US$200,000 by December 31, 2013;
3.	issuing an additional 9,000,000 Shares by December 31, 2013;

4.	spending no less than US$4,000,000 in exploration expenditures on the Property by December 31, 2013;
5.	upon notice of exercise of the First Option, but no later than March 31, 2014, issuing an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;
6.	causing a pre-feasibility report pertaining to the Property to be prepared by June 30, 2014; and
7.	causing the Shares to be listed on either the Canadian National Stock Exchange, the Toronto Stock Exchange or the TSX Venture Exchange by September 30, 2011.

In phase two (the “Second Option”), the Company will acquire a further 25% interest (for an aggregate 80% interest) in the Property by, among other things:

1.	paying a total of US$400,000 by July 31, 2016;
2.	issuing an additional 10,000,000 Shares by July 31, 2015;
3.	upon notice of exercise of the Second Option, but no later than December 31, 2016, issuing an amount of Shares equal to 10% of the then issued and outstanding capital of the Company;
4.	causing a feasibility report pertaining to the Property to be prepared by December 31, 2016; and
5.	arranging for a semi-carried financing relating to the further development of the Property by December 31, 2017 and having the funding advanced to JAL by March 31, 2018.

At any time after completion of the First Option, the Company may elect not to acquire any further interest in the Property and immediately form a joint venture with JAL to further explore and develop the Property.

About the Property

The Property adjoins the west side of Vale Inco Newfoundland & Labrador Ltd.’s (“Vale Inco’s”) property (the “Voisey’s Bay discovery property”) which was purchased from Diamond Fields Resources Inc. and lies between 13.5 and 20 kilometers west of the main Voisey’s Bay discovery. The Property is contiguous and covers an area of approximately 5000 hectares.

According to the publication entitled “Mineral Commodities of Newfoundland and Labrador – Nickel” available on the Government of Newfoundland and Labrador website, the Voisey’s Bay discovery property contains “a total resource of 100 million tones grading 1.94% nickel, 1% copper and 0.11% cobalt” (calculated from INCO estimates 2003). According to the Vale Inco news release dated June 11, 2002, within this deposit is the Ovoid deposit which contains “31 million tones of estimated proven reserves” which can be mined using open pit methods and “holds average grades of 2.9% nickel, 1.69% copper and 0.14% cobalt”.

The Property is in part underlain by layered anorthosite of the Nain Plutonic Suite and has been intruded by NW-trending troctolite dykes. Rocks of troctolite composition (the Reid Brook Troctolite Intrusion) are host to the Ni-Cu-Co mineralization on the adjacent Voisey’s Bay discovery property.

Between 1995 and 1997 work programs were conducted on the Property by Polymet Mining Corp. (formerly Fleck Resources Ltd.) and Emerick Resources Corp. (formerly Geocore Exploration Inc., formerly Anvil Resources Ltd.). This work included airphoto and satellite imagery studies, geological mapping, prospecting, geochemical soil and rock surveys, geophysical surveys consisting of ground magnetometer, VLF-EM, Horizontal Loop EM and airborne Dighem V EM surveys, and shallow diamond drilling.

During 1996, a total of 1,347 meters of diamond drilling were completed in shallow holes on the Property. The highest assay interval was from hole VW-1 which assayed, between 78 and 81.5 feet depth, 1844 ppm copper, 4693 ppm nickel, and 323 ppm cobalt.

The potential for the discovery of Voisey’s Bay discovery property style of mineralization exists on the Property based on the following:

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  the presence of compositionally-layered anorthosite and troctolite which underlies significant parts of the Property;
  untested, coincident magnetic and VLF-EM anomalies and other geophysical targets; and
  highly-anomalous copper-nickel-cobalt geochemistry in hole VW-1.

The Company plans to initially complete an airborne VTEM geophysical survey on the Property designed to target Nickel-Copper sulfide deposits similar to and along strike from the Voisey’s Bay discovery property deposit.

Qualified Person

The disclosure of the scientific and technical information contained in this news release was prepared under the supervision of John P. McGoran, B.Sc. P.Geo., a Qualified Person, as that term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

BALATON POWER INC.

Michael Rosa
Director, President and Chief Executive Officer